SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Simplified, Short-form Merger by Absorption”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 28, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director Deputy President ORIX Corporation

June 28, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Simplified, Short-form Merger by Absorption

TOKYO, Japan – June 28, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX) a leading integrated financial services group, announced today that it has resolved to merge with its subsidiary, ORIX Kita Kanto Corporation (ORIX Kita Kanto) pursuant to a merger by absorption (the Merger) effective on January 1, 2011. The details of the Merger are as follows.

The contents of this release have been partially abbreviated since ORIX Kita Kanto is a consolidated subsidiary of ORIX.

1.	Purpose of the Merger

The purpose of the Merger is to further strengthen ORIX’s domestic operating platform

2.	Summary of the Merger

(1) Schedule

Merger Resolution Approval Date	June 25, 2010 (Friday)
Stock Acquisition Date	June 30, 2010 (Wednesday)
Merger Agreement Execution	September 1, 2010 (Wednesday)
Merger Date (effective date)	January 1, 2011 (Saturday)

The Merger will be conducted in accordance to regulations governing simplified mergers in Item 3, Article 796 of the Company Act of Japan (the Company Act). Accordingly, a general meeting of shareholders of ORIX will not be held in accordance with Item 1, Article 795 of the Company Act. Additionally, because ORIX exercises “special control” over ORIX Kita Kanto through its ownership of over 90% of ORIX Kita Kanto’s outstanding voting rights, the Merger will be conducted in accordance with Item 1, Article 784 of the Company Act governing short-form mergers. Accordingly, a general meeting of shareholders of ORIX Kita Kanto will not be held in accordance with Item 1, Article 783 of the Company Act.

ORIX currently holds 95% of ORIX Kita Kanto’s issued and outstanding shares, and will make ORIX Kita Kanto a wholly-owned subsidiary on June 30, 2010 by purchasing the remaining issued and outstanding shares of ORIX Kita Kanto (5%), all of which are held by The Ashikaga Bank, Ltd.

The resolution for the Merger was based on the condition of agreement of The Ashikaga Bank, Ltd. for the above share transfer. The agreement was confirmed in writing on June 28, and the resolution became official.

(2) Method of Merger

Using the merger by absorption method, ORIX will become the surviving entity and ORIX Kita Kanto will be dissolved as the non-surviving entity.

(3) Merger Ratio

There is no allotment of shares or assets related to the Merger.

(4) Share warrants or corporate bonds with share warrants upon the Merger

Not applicable.

3.	Details of Companies Involved in the Merger

		Surviving Company	Non-surviving Company
(1)	Name	ORIX Corporation	ORIX Kita Kanto Corporation
(2)	Address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo	4-1-1 Babadori, Utsunomiya-shi, Tochigi
(3)	Representative & Title	Yukio Yanase, President & COO	Mitsuo Isobe, President
(4)	Business Type	Integrated financial services	Integrated financial services
(5)	Paid in Capital	143,939 (As of March 31, 2010)	57 (As of December 31, 2009)
(6)	Established	April, 17, 1964	October 25, 1974
(7)	Outstanding Shares	110,229,948 (March 31, 2010)	57,680,000 (December 31, 2009)
(8)	Fiscal Year End	March 31	December 31
(9)	Major Shareholders and Percentage	Japan Trustee Services Bank, Ltd. (Trust Account) 10.63%	ORIX Corporation 95%
		The Master Trust Bank of Japan, Ltd. (Trust Account) 9.86%	The Ashikaga Bank, Ltd. 5%
		The Chase Manhattan Bank 385036 4.25%	-
		Japan Trustee Services Bank, Ltd. (Trust Account 9) 3.74%	-
		State Street Bank and Trust Company 2.67%	-
(10)	Financial Position and Results during the most recent fiscal year	ORIX (Consolidated) March 31, 2010	ORIX Kita Kanto December 31, 2009
	Net Assets	1,298,684	8,506
	Total Assets	7,739,800	22,152
	Net Assets per share (yen)	12,082.56 yen	147.47 yen
	Total Revenues	932,841	7,696
	Operating Income	29,571	565
	Income before Income Taxes	55,608	292
	Net Income	37,757	(797)
	Basic Earnings per share (yen)	370.52 yen	(13.82 yen)

Notes:

1.	Figures are in millions of yen unless otherwise specified.

2.	ORIX has adopted US GAAP and lists Income before Income Taxes in the Ordinary Profit line item.

Net Assets, Net Income, and per share information are the amounts Attributable to ORIX Corporation.

3.	Parenthetical figures ( ) are negative.

4.	Situation after the Merger

There will be no change to the company name, address, representative or title, business type, paid-in capital or fiscal year after the Merger.

5.	Future Outlook

No changes have been made to ORIX’s forecast for the consolidated fiscal year ended March 31, 2011 announced on May 10, 2010 as a result of the Merger.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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